EXHIBIT 99.1

Anfield Energy Welcomes U.S. Designation of Uranium as Critical Mineral, Unlocking Funding and Accelerated Development for Domestic Projects

VANCOUVER, British Columbia, Nov. 10, 2025 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (TSX.V: AEC; NASDAQ: AEC; FRANKFURT: 0AD) (“Anfield” or the “Company”), applauds the U.S. Geological Survey’s (USGS) finalization of the 2025 List of Critical Minerals, which reinstates uranium as a critical mineral essential for national security, energy independence, and economic resilience.

This landmark decision, announced on November 6, 2025, and aligned with Executive Order 14154 (“Unleashing American Energy”), expands the list from 50 to 60 minerals and recognizes uranium’s vital role in powering commercial nuclear reactors, fueling U.S. Navy submarines, and supporting defense applications. As the United States imports over 95% of its uranium—much of it from foreign adversaries—the designation addresses a critical supply chain vulnerability and positions domestic sources like Anfield to lead the nuclear renaissance.

The timing of this addition could not be more auspicious, coinciding with Anfield’s successful groundbreaking ceremony at the Velvet-Wood Uranium-Vanadium Mine in San Juan County, Utah, held on November 6, 2025. Attended by key stakeholders and featuring the symbolic first dig, the event marked the official launch of construction activities—including mine reopening, dewatering, and development—following expedited federal and state approvals. This milestone, just weeks after Utah’s final construction permit approval, sets the stage for potential first production in 2026 and underscores the alignment between policy advancements and on-the-ground progress in revitalizing America’s domestic uranium supply chain.

“This is a transformative moment for both American energy security and Anfield,” said Corey Dias, Anfield CEO. “With uranium now officially classified as a critical mineral, our advanced-stage projects located in both Utah and Colorado potentially stand to benefit from expedited permitting, targeted federal investments, and enhanced market access. We’ve now broken ground at our Velvet-Wood mine, and this policy shift will supercharge our path to near-term production, delivering clean, reliable nuclear fuel to the grid while reducing reliance on overseas suppliers.”

Jeff Duncan, Anfield Director and former U.S. Representative (R-SC), added: “As someone who championed energy independence and nuclear power during my time in Congress, I’m proud to see this Administration take decisive action to secure America’s uranium supply. Designating uranium as a critical mineral is a national security imperative—it powers our reactors, strengthens our defense, and creates high-paying American jobs. Anfield is at the forefront of this effort, and with federal support now aligned behind domestic production, we’re poised to bring critical assets online faster than ever.”

Key Benefits to Anfield Energy

The critical minerals designation unlocks a suite of federal incentives and streamlined processes under the Energy Act of 2020, Bipartisan Infrastructure Law, and Inflation Reduction Act, directly supporting Anfield’s hub-and-spoke model centered on its Shootaring Canyon Mill—one of only three conventional uranium mills located in the U.S.  Specific advantages include:

  Accelerated Permitting and Project Advancement: Anfield’s flagship Velvet-Wood Uranium-Vanadium Mine in southeastern Utah, approved for fast-tracked development earlier this year, and having just completed its groundbreaking on November 6, 2025. The designation prioritizes uranium projects for reduced regulatory timelines, enabling construction and production to commence in 2026—potentially ahead of schedule—and facilitating restarts at nearby assets like Slick Rock and the JD-8 Mine, both located in Colorado.

  Access to Federal Funding and Investments: Eligibility for billions in grants, loans, and tax credits through programs like the Defense Production Act and Industrial Base Analysis and Sustainment Program. This includes support for mine development, processing infrastructure, and resource recovery, bolstering Anfield’s existing resources at Velvet-Wood alone.

  Enhanced Economic and Market Competitiveness: Tax incentives for domestic processing and potential Section 232 tariffs on imports will level the playing field against foreign competitors. With vanadium already a critical mineral, Anfield’s dual-commodity projects offer diversified revenue streams, including premiums for strategic materials used in aerospace and defense alloys.

  Strategic Positioning for National Goals: Anfield’s 20+ uranium assets across the Western U.S. align with the push for onshoring supply chains, supporting carbon-free nuclear power to meet rising electricity demands from AI data centers and electrification. By leveraging existing infrastructure and low-impact underground mining, the Company minimizes environmental footprints while maximizing contributions to energy security.

Anfield is uniquely positioned as one of the few U.S.-focused uranium developers with a permitted mill, enabling a “hub-and-spoke” strategy to process materials from multiple nearby mines efficiently. This designation not only de-risks our operations but also attracts both private and public capital to scale production rapidly.

Velvet-Wood Uranium-Vanadium Mine Production Decision

The Company notes that its decision to advance development of the Velvet-Wood Uranium-Vanadium Mine is not based on a feasibility study of mineral reserves demonstrating economic and technical viability. As a result, there is additional uncertainty and risk related to the economics and viability of development.

About Anfield

Anfield is a uranium and vanadium development company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, efficient growth in its assets. Anfield is a publicly traded corporation listed on the NASDAQ (AEC-Q), the TSX-Venture Exchange (AEC-V) and the Frankfurt Stock Exchange (0AD).

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
Contact:

Anfield Energy, Inc.
Corporate Communications
604-669-5762
contact@anfieldenergy.com
www.anfieldenergy.com

Safe Harbor Statement
THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING STATEMENTS” and “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICALE SECURITIES LEGISLATION (COLLECTIVELY, “FORWARD-LOOKING STATEMENTS”). STATEMENTS IN THIS NEWS RELEASE THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS AND INCLUDE ANY STATEMENTS REGARDING BELIEFS, PLANS, EXPECTATIONS OR INTENTIONS REGARDING THE FUTURE. FORWARD-LOOKING STATEMENTS IN THIS PRESS RELEASE INCLUDE, WITHOUT LIMITATION, STATEMENTS RELATING TO THE DEVELOPMENT OF THE VELVET-WOOD URANIUM-VANADIUM MINE.

EXCEPT FOR THE HISTORICAL INFORMATION PRESENTED HEREIN, MATTERS DISCUSSED IN THIS NEWS RELEASE CONTAIN FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH STATEMENTS. STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS THAT ARE PRECEDED BY, FOLLOWED BY, OR THAT INCLUDE SUCH WORDS AS “ESTIMATE,” “ANTICIPATE,” “BELIEVE,” “PLAN” OR “EXPECT” OR SIMILAR STATEMENTS ARE FORWARD-LOOKING STATEMENTS. RISKS AND UNCERTAINTIES FOR THE COMPANY INCLUDE, BUT ARE NOT LIMITED TO, THE RISKS ASSOCIATED WITH MINERAL EXPLORATION AND FUNDING AS WELL AS THE RISKS SHOWN IN THE COMPANY’S MOST RECENT ANNUAL AND QUARTERLY REPORTS AND FROM TIME-TO-TIME IN OTHER PUBLICLY AVAILABLE INFORMATION REGARDING THE COMPANY. OTHER RISKS INCLUDE RISKS ASSOCIATED FUTURE CAPITAL REQUIREMENTS AND THE COMPANY’S ABILITY AND LEVEL OF SUPPORT FOR ITS EXPLORATION AND DEVELOPMENT ACTIVITIES. THERE CAN BE NO ASSURANCE THAT THE COMPANY’S EXPLORATION EFFORTS WILL SUCCEED OR THE COMPANY WILL ULTIMATELY ACHIEVE COMMERCIAL SUCCESS. THESE FORWARD-LOOKING STATEMENTS ARE MADE AS OF THE DATE OF THIS NEWS RELEASE, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE THE FORWARD-LOOKING STATEMENTS, OR TO UPDATE THE REASONS WHY ACTUAL RESULTS COULD DIFFER FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE BELIEFS, PLANS, EXPECTATIONS AND INTENTIONS CONTAINED IN THIS NEWS RELEASE ARE REASONABLE, THERE CAN BE NO ASSURANCE THOSE BELIEFS, PLANS, EXPECTATIONS OR INTENTIONS WILL PROVE TO BE ACCURATE. INVESTORS SHOULD CONSIDER ALL OF THE INFORMATION SET FORTH HEREIN AND SHOULD ALSO REFER TO THE RISK FACTORS DISCLOSED IN THE COMPANY’S PERIODIC REPORTS FILED FROM TIME-TO-TIME.

THIS NEWS RELEASE HAS BEEN PREPARED BY MANAGEMENT OF THE COMPANY WHO TAKES FULL RESPONSIBILITY FOR ITS CONTENTS.